T. Rowe Price Tax-Free Income Fund, Inc.

1) The following revision has been made to the fund’s investment strategy:

The fund’s weighted average maturity is expected to exceed 10 years.

2) The following revision has been made to the fund’s investment strategy:

The fund may invest up to 10% of total assets in below investment-grade securities, including those with the lowest rating.

3) The following sentence has been added to the fund's disclosure relating to Municipal Bond Insurance:

A significant amount of fund assets may be insured by a single insurer.

4) The operating policy for investing in high-yield, high-risk bonds has been revised as indicated:

The Income Fund may invest up to 10% of total assets in below-investment-grade securities.